Chaparral Steel Company

300 Ward Road

Midlothian, Texas 76065

May 6, 2005

Ms. Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549-0404	VIA FEDEX AND EDGAR

Re:	Chaparral Steel Company
Form 10 filed March 2, 2005
File No. 001-32444

Dear Ms. Long:

Chaparral Steel Company, a Delaware corporation (“Chaparral”) hereby withdraws the above-referenced Registration Statement on Form 10 filed to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As discussed with the Staff, Chaparral intends to immediately re-file a Registration Statement on Form 10 to register securities under Section 12(g) of the Exchange Act. The purpose of the withdrawal of the initial Form 10 filing and re-filing of the new Form 10 is to effect a change of the registration from Section 12(b) to Section 12(g). We understand from discussions with the Staff that withdrawing the initial filing and re-filing the new Form 10 will not restart the Staff’s comment period; therefore, simultaneously with the new Form 10 filing, Chaparral will submit responses to the Staff’s comments contained in its letter dated March 31, 2005.

Please direct any questions regarding this request for withdrawal to Joe Dannenmaier of Thompson & Knight LLP at (214) 969-1393.

Respectfully submitted,

CHAPARRAL STEEL COMPANY

By:	/s/ Tommy A. Valenta
Tommy A. Valenta President

Ms. Pamela A. Long

May 6, 2005

Courtesy copies to:

Mindy Hooker

Anne McConnell

Matt Franker

Lesli Sheppard